Trinity Mirror plc

12g3-2(b)

RECEIVED
2007 SEP 17 A 9:-1

31 August 2007

07026615

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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RECEIVED

2007 SEP 17 A 9:21

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Announcement Details

A/S: 051633

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in 50,007,781 Trinity Mirror plc Ordinary Shares, representing 17.05% of the issued share capital divided as 4,601,757 direct (1.57%) and 45,406,024 indirect (15.48%). Their previously notified holding was 47,930,136 shares (16.35%),

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Last Refreshed At 11:53 Fri, Aug 31 2007 UK Time

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Review Announcement

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Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

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Announcement Details

RNS: 413617

Company Name	Trinity Mirror PLC
Category	Total Voting Rights
Headline	Total Voting Rights
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

In conformity with the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the following:-

Trinity Mirror plc's issued share capital consists of 293,228,638 ordinary shares with a nominal value of 10 pence each, with voting rights. Trinity Mirror plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Trinity Mirror plc is 293,228,638 which is an increase of 772 shares since the last notification made on 4July 2007.

The above figure of 293,228,638 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Trinity Mirror plc under the Financial Service Authority's Disclosure and Transparency Rules.

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